Faegre Drinker Biddle & Reath LLP
2200 Wells Fargo Center
90 S. Seventh Street Minneapolis, Minnesota 55402
+1 612 766 7000 main
+1 612 766 1600 fax

By EDGAR

November 24, 2021

Melissa Gilmore
Andrew Blume

Sherry Haywood

Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	FGI Industries, Ltd.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 10, 2021
File No. 333-259457

Dear Ms. Gilmore and Mr. Blume:

On behalf of FGI Industries Ltd. (the “Company”), we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Melissa Gilmore, Andrew Blume, Sherry Haywood and Jay Ingram, dated November 23, 2021 (the “Comment Letter”), to Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 10, 2021.

The Company is concurrently submitting via EDGAR an Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

November 24, 2021

Comment Responses

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 2

1.            Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Company Response: In response to the Staff’s comment, the the Registration Statement has been revised. Please see the revised disclosure on pages ii-iii and page 22. We also direct the Staff's attention to page 99 of the Registration Statement that no action has been taken in any jurisdiction except the United States that would permit a public offering of our ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our ordinary shares in any jurisdiction where action for that purpose is required.

Risk Factors

Regulatory bodies of the United States, page 21

2.            Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Company Response: In response to the Staff’s comment, the the Registration Statement has been revised. Please see the revised disclosure on page 21.

Should you have any questions, please feel free to contact me at 612.766.8419.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Jonathan Zimmerman

Jonathan Zimmerman

Enclosures

cc:	John Chen, FGI Industries, Ltd.